Mail Stop 3561

      							 July 11, 2005




By Facsimile and U.S. Mail

Mr. George Horowitz
Chairman and CEO
Everlast Worldwide, Inc.
1350 Broadway, Suite 2300
New York, NY 10018

      Re:    	Everlast Worldwide, Inc.
      	Form 10-K for the Fiscal Year Ended
      	December 31, 2004
      	Filed on March 28, 2005
                	File No.  0-25918

Dear Mr. Horowitz:

	We have reviewed your response dated June 20, 2005 to our comment letter dated June 1, 2005 and have the following additional
comments.   Please understand that the purpose of our review is to
assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. Feel free to call us at the telephone numbers listed at the end of this letter.

Independent Registered Auditor`s Report, page 1-F

1. We note your response to comment 6 in our letter dated June 1, 2005. Please clarify your reference to our records in your response.
As of June 22, 2005, the Public Company Accounting Oversight Board ("PCAOB") has Berenson and Company LLP as a registered independent accounting firm. It does not list Berenson LLP as a registered public accounting firm or state there is a pending application for this entity. Please tell us why you believe your independent accountant is registered with the PCAOB and why your auditor`s report is compliant with Rule 2-01(f)(1) of Regulation S-X.

Consolidated Balance Sheets, page 2-f

2. We note your response to comment 7 in our letter dated June 1, 2005. In future filings please provide a reconciliation of your accounts receivables assigned to factor, advances from factor, amount due from (to) factor, unfactored accounts receivable subtotal, allowanced for doubtful accounts and net accounts receivable as of your balance sheet dates. In your response, please show us what your revised disclosure will look like.

3. We further note that you record the assigned accounts receivable as a sale and also believe the entire factor transaction can be viewed as a financing transaction. In this regard, cash inflows from the transfer of receivables arising from the sale of goods or services that qualify for sale accounting are generally classified as operating cash inflows. Reference is made to paragraph 22(a) of FAS
95. Please clarify and advise us of the accounting basis supporting your net reporting or revise.

Notes to Consolidated Financial Statements, page 7-f

4. We note your response to comment 10 in our letter dated June 1, 2005. It is not evident that performance of the company is not assessed based on different components of the company and that financial information about these components is not available. Please identify which person or personnel are responsible for directly allocating resources to and assessing the performance of your apparel, sporting goods and/or licensing activities and provide us with a copy of all existing reports which summarize and present your business activities to your chief operating decision maker(s). We may have further comment.

Restructuring and non-recurring charges, page 13-f

5. We note your response to comment 14 in our letter dated June 1, 2005. Please clarify your reference to EITF No. 96-9 which discusses the required statement of operations classification for inventory markdowns. Costs associated with a restructuring activity that do not meet the conditions in paragraph 2 of SFAS No. 146 are incremental period costs and shall not be recognized before they are
incurred.   See paragraph 17 of SFAS No. 146.  Please advise or
revise to reflect $1 million of non-recurring idle capacity and product continuation costs in the periods they are incurred. In your response, please show us what your revised disclosure will look like.

	Please send us your response to our comment within 10 business days from the date of this letter or tell us when you will provide us with a response. Please understand that we may have additional comments after reviewing your response to our comment. Your supplemental response letter should be submitted in electronic form on EDGAR as a correspondence file. Refer to Rule 101(a) of Regulation S-T.

		If you have any questions regarding our comments, please direct them to Brian V. McAllister at (202) 551-3341 or, Donna Di
Silvio at (202) 551-3202, or in her absence to the undersigned at
(202) 551-3841.


									Sincerely,



									Michael Moran
									Accounting Branch
Chief
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Mr. George Horowitz
Everlast Worldwide, Inc.
July 11, 2005
Page 1